Securities and Exchange Commission
   Washington, D.C. 20549

   FORM 12b-25

   Notification of Late Filing
   Form 10-K

   For the Fiscal Year ended                       Commission File Number
      December 31, 1997                                      0-4431



PART I

   AUTO-GRAPHICS, INC.
  (Exact name of registrant as specified in its charter)

   California                                       95-2105641
  (State or other jurisdiction of                  (I.R.S. employer
   incorporation or organization)                   identification number)

   3201 Temple Avenue
   Pomona, California                               91768
  (Address of principal                            (Zip Code)
   executive offices)

   Registrant's telephone number:  (909) 595-7204

PART II

[ ] (a) The reasons described in reasonable detail in Part III of this for could not be eliminated without unreasonable effort or expense.

[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

[  ] (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

PART III

The Company requests an extension of time for the filing of its Annual
Report on form 10-K. During 1997, the Company made two acquisitions including a business in Canada. Extension of accounting and auditing procedures to cover such acquisitions is taking longer than expected. The registrant's 1997 10-K report will be filed electronically on or before April 15, 1998.

PART IV

(1) Person(s) to contact in regard to this notification:

    Daniel E. Luebben (909) 595-7204 extension 499
	or
    Michele A. Clark (909) 595-7204 extension 323

(2)Indicate by check mark whether all reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months have been filed.

        Yes ( XX )              No  (   )

(3)Indicate by check mark whether it is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        Yes (    )              No  ( XX )


AUTO-GRAPHICS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  3/30/98               By: ss/ Daniel E. Luebben
                                 Daniel E. Luebben, Secretary and
                                 Chief Financial Officer